Exhibit 99.1

Nexa Resources S.A.

Condensed consolidated

interim financial statements

at and for the three and nine-month periods ended September 30, 2018

Contents

Condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

Condensed consolidated interim balance sheet		2
Condensed consolidated interim statement of income		3
Condensed consolidated interim statement of comprehensive income		4
Condensed consolidated interim statement of changes in shareholders’ equity		5
Condensed consolidated interim statement of cash flows		6

1	General information	7
2	Basis of preparation and presentation of the interim consolidated financial statements	8
3	Changes in accounting policies and disclosures	12
4	Critical accounting estimates and judgments	16
5	Financial risk management	17
6	Financial instruments by category	20
7	Financial investments	21
8	Trade accounts receivable	21
9	Related parties	22
10	Property, plant and equipment	23
11	Intangible assets	24
12	Loans and financing	28
13	Income tax	31
14	Provisions	32
15	Revenues	33
16	Expenses by nature	34
17	Mineral exploration and project development	34
18	Other operating expenses, net	35
19	Net financial results	35
20	Earnings (loss) per share	35
21	Information by business segment and geographic area	36
22	Events after the reporting period	38

Nexa Resources S.A.

Condensed consolidated interim balance sheet

All amounts in thousands of US dollars

	Note	September 30, 2018	December 31, 2017
Assets

Current assets
Cash and cash equivalents		1,098,091	1,019,037
Financial investments	7	102,988	206,155
Derivative financial instruments	5 (b)	12,330	7,483
Trade accounts receivable	8	153,655	182,713
Inventory		289,009	324,878
Taxes recoverable		73,228	60,491
Income tax		67,651	19,643
Other assets		29,196	18,507
		1,826,148	1,838,907

Non-current assets
Financial investments	7	339	392
Derivative financial instruments	5 (b)	1	4,294
Related parties	9	740	738
Judicial deposits		9,221	10,949
Deferred taxes	13 (b)	218,034	224,513
Taxes recoverable		20,101	26,988
Income tax		6,199	5,522
Other assets		10,775	29,679
Investments in associates		257	309
Property, plant and equipment	10	1,843,544	1,996,514
Intangible assets	11	1,755,938	1,822,719
		3,865,149	4,122,617

Total assets		5,691,297	5,961,524

	Note	September 30, 2018	December 31, 2017
Liabilities and shareholders’ equity

Current liabilities
Loans and financing	12	54,829	40,841
Derivative financial instruments	5 (b)	15,584	12,588
Trade payable		313,768	329,814
Confirming payable		89,057	111,024
Salaries and payroll charges		56,394	79,798
Taxes payable		9,053	13,264
Income tax		36,830	27,845
Use of public assets		1,420	1,649
Dividends payable	9	2,046	4,138
Related parties	9	72,439	87,686
Provisions	14	18,094	14,641
Deferred revenue		30,899	31,296
Other liabilities		15,065	13,631
		715,478	768,215

Non-current liabilities
Loans and financing	12	1,364,975	1,406,458
Derivative financial instruments	5 (b)	—	2,449
Related parties	9	1,492	2,238
Provisions	14	262,123	326,520
Deferred taxes	13 (b)	305,443	324,931
Use of public assets		19,627	22,660
Deferred revenue		174,489	190,589
Other liabilities		9,215	8,561
		2,137,364	2,284,406

Total liabilities		2,852,842	3,052,621

Shareholders’ equity
Capital		133,320	133,320
Share premium		1,043,755	1,123,755
Reserves		1,318,728	1,318,728
Retained earnings (comulative deficit)		8,577	(11,612)
Accumulated other comprehensive loss		(86,300)	(77,356)
Total equity attributable to NEXA’s shareholders		2,418,080	2,486,835

Non-controlling interests		420,375	422,068

		2,838,455	2,908,903

Total liabilities and shareholders’ equity		5,691,297	5,961,524

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nexa Resources S.A.

Condensed consolidated interim statement of income

Periods ended September 30

All amounts in thousands of US dollars, unless otherwise stated

		Three-month period ended		Nine-month period ended
	Note	September 30, 2018	September 30, 2017	September 30, 2018	September 30,2017
Revenues	15	595,083	625,805	1,907,788	1,746,505
Cost of sales	16	(488,055)	(447,798)	(1,447,331)	(1,284,586)
Gross profit		107,028	178,007	460,457	461,919

Operating expenses
Selling	16	(4,240)	(4,302)	(12,914)	(12,295)
General and administrative	16	(32,373)	(34,013)	(110,859)	(101,971)
Mineral exploration and project development	16 and 17	(33,145)	(23,127)	(79,938)	(55,289)
Other income and expenses, net	18	15,954	(20,814)	12,397	(43,075)
		(53,804)	(82,256)	(191,314)	(212,630)
Operating income		53,224	95,751	269,143	249,289

Net financial results	19
Financial income		7,202	4,224	26,523	25,098
Financial expenses		(29,408)	(29,657)	(90,850)	(81,090)
Foreign exchange (loss) gain, net		(22,130)	51,200	(161,393)	15,849
		(44,336)	25,767	(225,720)	(40,143)

Results of investees
Share in the results of associates		—	—	—	(10)
Income before income tax		8,888	121,518	43,423	209,136

Income tax
Current	13(a)	(4,555)	(25,369)	(56,678)	(64,908)
Deferred	13(a)	2,582	(15,160)	47,598	(2,940)
Net income for the period		6,915	80,989	34,343	141,288
Attributable to NEXA’s shareholders		7,359	69,695	22,007	114,667
Attributable to non-controlling interests		(444)	11,294	12,336	26,621
Net income for the period		6,915	80,989	34,343	141,288

Average number of outstanding shares - thousand		133,320	112,821	133,320	112,821
Basic and diluted earnings per share - US$		0.06	0.62	0.17	1.02

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nexa Resources S.A.

Condensed consolidated interim statement of comprehensive income

Periods ended September 30

All amounts in thousands of US dollars

	Three-month period ended		Nine-month period ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Net income for the period	6,915	80,989	34,343	141,288

Other comprehensive income (loss) net of taxes, all of which can be reclassified to the statement of income
Operating cash flow hedge accounting (Note 13 (a) for tax effects)	1,428	1,862	1,058	10,742
Currency translation of foreign subsidiaries	11,751	(4,303)	(21,274)	(10,449)
	13,179	(2,441)	(20,216)	293

Total comprehensive income for the period	20,095	78,548	14,127	141,581
Comprehensive income attributable to NEXA’s shareholders	20,276	57,962	13,063	116,871
Comprehensive income (loss) attributable to non-controlling interests	(181)	20,586	1,064	24,710
	20,095	78,548	14,127	141,581

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Periods ended September 30

All amounts in thousands of US dollars

	Note	Capital	Share premium	Reserves	Retained earnings (cumulative deficit)	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total shareholders equity
At January 1, 2017		1,041,416	339,228	1,678,456	(138,043)	(73,085)	2,847,972	476,344	3,324,316
Total comprehensive income for the period
Net income for the period		—	—	—	114,667	—	114,667	26,621	141,288
Components comprehensive income (loss) for the period		—	—	—	—	2,204	2,204	(1,911)	293
Total comprehensive income for the period		—	—	—	114,667	2,204	116,871	24,710	141,581

Total contributions by and distributions to shareholders
Energy assets retention		—	—	(87,711)	—	—	(87,711)	—	(87,711)
Reversion of put option		—	—	173,734	—	—	173,734	—	173,734
Purchase of Pollarix		—	—	(81,615)	—	—	(81,615)	—	(81,615)
Constitution of share premium		(500,000)	500,000	—	—	—	—	—	—
Reimbursement of share premium		—	(280,000)	—	—	—	(280,000)	—	(280,000)
Decrease in non-controlling interests		—	—	(381,301)	—	—	(381,301)	—	(381,301)
Increase in participation in associates		—	—	2,061	—	—	2,061	(2,061)	—
Dividend distribution		—	—	—	(3,781)	—	(3,781)	(55,073)	(58,854)
Total contributions by and distributions to shareholders		(500,000)	220,000	(374,832)	(3,781)	—	(658,613)	(57,134)	(715,747)
		541,416	559,228	1,303,624	(27,157)	(70,881)	2,306,230	443,920	2,750,150
At September 30, 2017

At January 1, 2018		133,320	1,123,755	1,318,728	(11,612)	(77,356)	2,486,835	422,068	2,908,903
Impact of the adoption of IFRS 9	3 (a)	—	—	—	(1,818)	—	(1,818)	—	(1,818)
At January 1, 2018 after impacts of first adoption		133,320	1,123,755	1,318,728	(13,430)	(77,356)	2,485,017	422,068	2,907,085
Total comprehensive income for the period
Net income for the period		—	—	—	22,007	—	22,007	12,336	34,343
Components of comprehensive loss for the period		—	—	—	—	(8,944)	(8,944)	(11,272)	(20,216)
Total comprehensive income (loss) for the period		—	—	—	22,007	(8,944)	13,063	1,064	14,127

Total contributions by and distributions to shareholders
Decrease in non-controlling interests		—	—	—	—	—	—	(2,757)	(2,757)
Reimbursement of share premium	1 (i)	—	(80,000)	—	—	—	(80,000)	—	(80,000)
Total contributions by and distributions to shareholders		—	(80,000)	—	—	—	(80,000)	(2,757)	(82,757)
At September 30, 2018		133,320	1,043,755	1,318,728	8,577	(86,300)	2,418,080	420,375	2,838,455

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nexa Resources S.A.

Condensed consolidated interim statement of cash flows

Periods ended September 30

All amounts in thousands of US dollars

		Three-month period ended		Nine-month period ended
	Note	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Cash flow from operating activities

Income (loss) before income tax		8,888	121,518	43,423	209,136

Adjustments for:
Interest, indexation and exchange variations		68,823	27,834	167,024	72,123
Share in the results of associates		—	—	—	10
Depreciation, amortization and depletion	10 and 11	66,596	65,160	205,195	200,350
Loss on sale of property, plant & equipment and intangible assets	18	182	2,602	8,909	3,314
Gain on sale of investment	18	—	394	(348)	(4,588)
Provisions		987	(6,264)	(9,347)	17,631
		145,476	211,244	414,856	497,976
Decrease (increase) in assets
Financial investments		17,173	35,795	109,950	(31,290)
Trade accounts receivable		56,672	(24,003)	28,143	(34,044)
Inventory		28,760	(12,936)	35,869	11,621
Other taxes recoverable		(44,484)	(1,611)	(54,535)	17,619
Other assets		7,962	(1,782)	9,389	(14,335)
Increase (decrease) in liabilities
Trade payable		(13,843)	33,611	(16,046)	22,187
Confirming payable		(26,568)	(42,029)	(21,967)	(40,070)
Salaries and payroll charges		1,104	17,863	(23,404)	1,084
Taxes payable		5,653	604	39,422	11,186
Deferred revenue		(6,975)	(9,879)	(22,041)	(27,443)
Other liabilities		(4,321)	(12,178)	(27,094)	(31,904)

Interest paid		(10,575)	(13,574)	(48,162)	(35,294)
Income taxes paid		(18,217)	(15,024)	(91,326)	(62,730)
Net cash provided by operating activities		137,817	166,101	333,054	284,563

Cash flow from investing activities
Acquisitions of property, plant and equipment	10	(71,240)	(45,158)	(162,702)	(130,621)
Acquisitions of intangible assets	11	—	(2)	—	(191)
Advanced paid for Pollarix acquisition		—	—	—	(59,549)
Proceeds from sale of non-current assets		231	5,029	1,268	11,370
Net cash used in investing activities		(71,009)	(40,131)	(161,434)	(178,991)

Cash flow from financing activities
New loans and financing	12 (b)	9,145	43,041	275,452	800,562
Payments of loans and financing	12 (b)	(16,669)	(21,351)	(287,843)	(527,157)
Dividends paid		—	(45,010)	—	(48,597)
Energy assets compensation payments		—	—	—	(55,380)
Reimbursement share premium	1 (i)	—	(140,000)	(80,000)	(280,000)
Net cash provided (used) by financing activities		(7,524)	(163,320)	(92,391)	(110,572)

Effects of exchange rates on cash and cash equivalents		5,672	(302)	(175)	87

Increase in cash and cash equivalents		64,956	(37,652)	79,054	(4,913)
Cash and cash equivalents at the beginning of the period		1,033,135	948,315	1,019,037	915,576
Cash and cash equivalents at the end of the period		1,098,091	910,663	1,098,091	910,663

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

1                              General information

Nexa Resources S.A. (“NEXA” or the “Company”) was incorporated on February 26, 2014 under the laws of Luxembourg as a public limited liability company (société anonyme). Its shares are publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). The Company’s registered office is located in the city of Luxembourg in the Grand Duchy of Luxembourg.

The Company’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.25% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, energy and pulp companies, among others.

The Company operates in the mining and smelting segments, mainly engaged in zinc content production. The Company also produces copper, lead, silver and gold, which are by-products of zinc production. The Company’s Mining segment is comprised of five producing mines located in Peru and Brazil and operates primarily through its subsidiaries Nexa Recursos Minerais S.A. (“NEXA BR”) and Nexa Resources Perú S.A.A. (“NEXA PERU”). The Company’s Smelting segment is comprised of three smelters, one located in Peru and two in Brazil and operates through its subsidiaries NEXA BR and Nexa Resources Cajamarquilla S.A. (“NEXA CJM”).

These condensed consolidated interim financial statements are comprised of the Company and its subsidiaries. The information on the Company structure is provided in the Company’s annual audited consolidated financial statements for the year ended December 31, 2017.

Principal transactions for the nine-month period ended September 30, 2018

(i)                         Reimbursement of share premium

On February 15, 2018, the Board of Directors approved a distribution to shareholders in the form of a reimbursement of share premium of US$ 0.60 cents per ordinary share to shareholders of record at the close of business on March 14, 2018 and paid US$ 80,000 to its shareholders on March 28, 2018.

(ii)                     Disposal of Fortaleza de Minas assets

On May 21, 2018, the Company entered into an agreement to sell assets and transfer certain liabilities of Fortaleza de Minas facility for US$ 27 (R$ 100). The transaction resulted in a gain of US$ 3,394 recognized in “Other income and expenses, net” comprised of a loss of US$ 9,615 on sale of property, plant and equipment and intangible assets and a gain of ÚS$ 13,009 related to reversal of related asset retirement obligation.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(iii)                 Share buyback program

On September 20, 2018, the Company’s Board of Directors approved a share buyback program, under which the Company, directly or indirectly through its subsidiaries, may repurchase, from time to time, up to US$ 30,000 of its outstanding common shares, over the 12-month period beginning on November 6, 2018 and ending on November 6, 2019.

Under the share buyback program, the Company may repurchase shares for cash in accordance with all applicable securities laws and regulations and within the limits of the authorization approved in the general shareholders’ meeting of the Company held on September 13, 2018. The share buyback program will be executed on the New York Stock Exchange through an authorized broker. The repurchased shares will not be cancelled but held in treasury at this time.

(iv)                  Contribution of assets from energy companies

On September 28, 2018, Brazilian Electricity Regulatory Agency (“ANEEL”) consented to the transfer of certain energy assets owned by Nexa BR to Pollarix, which is part of the plan to settle a prior obligation with VSA related to the rights to use these assets. There are no impacts on the consolidated financial statements due to this approval. The company expects the transaction to be concluded in the first quarter of 2019.

Once this transaction is consummated, Nexa will hold a 1/3 (one third) interest (all ordinary shares) in Pollarix and VSA and its subsidiaries will hold 2/3 (two-thirds) interest (all preferred shares), the latter of which have limited voting rights and are entitled to dividends per share equal to 1.25 times the dividends per share payable on the ordinary shares.

2                               Basis of preparation and presentation of the interim consolidated financial statements

These condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2018 have not been audited.  They have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2017 prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2017, except for as disclosed in note 3.

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. These critical accounting estimates represent estimates that are uncertain and changes in those estimates could materially impact the Company’s condensed consolidated interim financial statements.  Actual future outcomes may differ from present estimates and the

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

Company reviews its estimates and assumptions on an ongoing basis using the most current information available. Management also exercises judgment in the process of applying the Company’s accounting policies.

The critical judgments and estimates in the application of accounting principles during the three and nine-month period ended September 30, 2018 are the same as those disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2017, except for as disclosed in note 4.

These condensed consolidated interim financial statements of the Company were authorized for issuance by the Board of Directors on October 31, 2018.

2.1                     Revision, reclassification and restatement of the 2017 condensed consolidated interim financial statements

The 2017 condensed consolidated interim financial statements have been revised, reclassified and restated, to reflect certain adjustments in previously issued condensed consolidated interim financial statements.

2.1.1           Revision and reclassification of statement of income

(a)                       Intercompany elimination

The revised information presented corrects an error related to the intercompany elimination transaction on the sale of products between NEXA PERU and NEXA CJM. These sales were previously recorded considering the gross revenue amount recognized in NEXA PERU, which did not consider taxes on sales. Corrections were made to remove the effects of intercompany transactions in the condensed consolidated interim financial statements related to the taxes on sales for the three and nine-month periods ended September 30, 2017.

The revision has no impact on the Company’s financial position, results of operations or cash flows for the revised periods presented.

The Company concluded that the adjustments, individually and in the aggregate, in qualitative and quantitative terms, are not significant and material.

(b)                       Reclassification of mineral exploration and project development

Until March 31, 2018, the Company presented expenses related to mineral exploration and project development as “General and administrative expense” and “Other income and expenses, net” in the statement of income. As from April 1, 2018, the Company changed the presentation and a new line item in the statement of income labeled “Mineral exploration and project development” was included in the statement of income to present those expenses. Comparative periods have been reclassified to reflect this change. Refer to note 17 for details of mineral exploration and project development expenses.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(c)                        Reconciliation of revised, reclassified and restated comparative figures

(i)                          Statement of income

	Three-month period ended
	(Original) September 30, 2017	First adoption of IFRS 15 (i)	Intercompany elimination	Reclassification of mineral exploration and project development	(Revised) September 30, 2017

Revenues	625,805	—	—	—	625,805
Cost of sales	(429,650)	(18,148)	—	—	(447,798)
Gross profit	196,155	(18,148)	—	—	178,007

Operating expenses
Selling	(22,450)	18,148	—	—	(4,302)
General and administrative	(37,034)	—	—	3,021	(34,013)
Mineral exploration and project development	—	—	—	(23,127)	(23,127)
Other income and expenses, net	(40,920)	—	—	20,106	(20,814)
	(100,404)	18,148	—	—	(82,256)
Operating income	95,751	—	—	—	95,751

	Nine-month period ended
	(Original) September 30, 2017	First adoption of IFRS 15 (i)	Intercompany elimination	Reclassification of mineral exploration and project development	(Revised) September 30, 2017

Revenues	1,712,783	—	33,722	—	1,746,505
Cost of sales	(1,198,468)	(52,396)	(33,722)	—	(1,284,586)
Gross profit	514,315	(52,396)	—	—	461,919

Operating expenses
Selling	(64,691)	52,396	—	—	(12,295)
General and administrative	(110,260)	—	—	8,289	(101,971)
Mineral exploration and project development	—	—	—	(55,289)	(55,289)
Other income and expenses, net	(90,075)	—	—	47,000	(43,075)
	(265,026)	52,396	—	—	(212,630)
Operating income	249,289	—	—	—	249,289

(i)  For more details about the impact of the adoption of IFRS 15, see note 3(a).

(ii)                               Net revenue

	Three-month period ended
	(Original) September 30, 2017	Intercompany Elimination	(Revised) September 30, 2017

Gross Revenue	692,862	—	692,862
Taxes on sales and returns	(67,057)	—	(67,057)
Revenues	625,805	—	625,805

	Nine-month period ended
	(Original) September 30, 2017	Intercompany Elimination	(Revised) September 30, 2017

Gross Revenue	1,918,699	—	1,918,699
Taxes on sales and returns	(205,916)	33,722	(172,194)
Revenues	1,712,783	33,722	1,746,505

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(iii)                           Expenses by nature

	Three-month period ended
	(Original) September 30, 2017	First adoption of IFRS 15 (i)	Intercompany Elimination	Reclassification of mineral exploration and project development	(Revised) September 30, 2017

Raw materials and consumables used	293,582	—	—	836	294,418
Employee benefit expenses	68,248	—	—	(5,147)	63,101
Depreciation, amortization and depletion	65,160	—	—	—	65,160
Freight costs	18,898	(18,898)	—	—	—
Services, miscellaneous	43,184	—	—	13,782	56,966
Other Expenses	62	18,898	—	10,635	29,595
	489,134	—	—	20,106	509,240
Reconciliation
Cost of sales	429,650	18,148	—	—	447,798
Selling, general and administrative expenses	59,484	(18,148)	—	(3,021)	38,315
Mineral exploration and project development	—	—	—	23,127	23,127
	489,134	—	—	20,106	509,240

	Nine-month period ended
	(Original) September 30, 2017	First adoption of IFRS 15 (i)	Intercompany Elimination	Reclassification of mineral exploration and project development	(Revised) September 30, 2017

Raw materials and consumables used	796,549	—	—	34,558	831,107
Employee benefit expenses	203,225	—	—	—	203,225
Depreciation, amortization and depletion	200,350	—	—	—	200,350
Freight costs	55,028	(55,028)	—	—	—
Services, miscellaneous	105,125	—	—	33,064	138,189
Other Expenses	13,142	55,028	—	13,100	81,270
	1,373,419	—	—	80,722	1,454,141
Reconciliation
Cost of sales	1,198,468	52,396	33,722.00	—	1,284,586
Selling, general and administrative expenses	174,951	(52,396)	—	(8,289)	114,266
Mineral exploration and project development	—	—	—	55,289	55,289
	1,373,419	—	33,722	47,000	1,454,141

(i) For more details about the impact of the adoption of IFRS 15, see note 3(a).

(iv)                            Revenue and cost of sales by segment

	Original - Three-month period ended September 30, 2017
	Mining	Smelting	Elimination	Adjustment	Total
Revenues from external customers	122,844	499,105	—	3,856	625,805
Intersegment (sales or transfer)	184,000	—	(184,000)	—	—
Revenues	306,844	499,105	(184,000)	3,856	625,805

Cost of sales	(142,711)	(447,288)	184,000	(23,652)	(429,651)
Gross Profit	164,133	51,817	—	(19,796)	196,154

	Revised - Three-month period ended September 30, 2017
	Mining	Smelting	Elimination	Adjustment	Total
Revenues from external customers	122,844	499,105	—	3,856	625,805
Intersegment (sales or transfer)	184,000	—	(184,000)	—	—
Revenues	306,844	499,105	(184,000)	3,856	625,805

Cost of sales	(148,342)	(459,804)	184,000	(23,652)	(447,798)
Gross Profit	158,502	39,301	—	(19,796)	178,007

	Original - Nine-month period ended September 30, 2017
	Mining	Smelting	Elimination	Adjustment	Total
Revenues from external customers	317,150	1,387,748	—	7,885	1,712,783
Intersegment (sales or transfer)	521,356	—	(521,356)	—	—
Revenues	838,506	1,387,748	(521,356)	7,885	1,712,783

Cost of sales	(428,060)	(1,208,750)	521,356	(83,014)	(1,198,468)
Gross Profit	410,446	178,998	—	(75,129)	514,315

	Revised - Nine-month period ended Septeber 30, 2017
	Mining	Smelting	Elimination	Adjustment	Total
Revenues from external customers	350,872	1,387,748	—	7,885	1,746,505
Intersegment (sales or transfer)	521,356	—	(521,356)	—	—
Revenues	872,228	1,387,748	(521,356)	7,885	1,746,505

Cost of sales	(477,636)	(1,245,292)	521,356	(83,014)	(1,284,586)
Gross Profit	394,592	142,456	—	(75,129)	461,919

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(v)                       Information by geographic area

	Original - Three-month period ended September 30, 2017
	Revenues	Cost of sales	Gross Profit
Brazil	267,997	(198,082)	69,915
Peru	357,808	(231,568)	126,240
Total	625,805	(429,650)	196,155

	Revised - Three-month period ended September 30, 2017
	Revenues	Cost of sales	Gross Profit
Brazil	267,997	(204,074)	63,923
Peru	357,808	(243,724)	114,084
Total	625,805	(447,798)	178,007

	Original - Nine-month period ended September 30, 2017
	Revenues	Cost of sales	Gross Profit
Brazil	727,899	(485,804)	242,095
Peru	984,884	(712,664)	272,220
Total	1,712,783	(1,198,468)	514,315

	Revised - Nine-month period ended September 30, 2017
	Revenues	Cost of sales	Gross Profit
Brazil	727,899	(502,358)	225,541
Peru	1,018,606	(782,228)	236,378
Total	1,746,505	(1,284,586)	461,919

2.1.2 Restatement of earnings per share

The restated earnings per share information presented corrects an error to the profit used in the numerator for the earnings per share calculation. The calculation was adjusted to use Profit (loss) attributable to NEXA’s shareholders in the numerator for the three and nine-month periods ended September 30, 2017, as required under IAS 33 — “Earnings per share”.

The restated information has no impact on the Company’s financial position, results of operations or cash flows for the revised periods presented.

The previously issued and restated earnings (loss) per share are presented below:

	Three-month period ended
	(Original) September 30, 2017	Adjustment	(Restated) September 30, 2017
Net income (loss) attributable to NEXA’s shareholders	80,989	(11,294)	69,695
Weighted average number of outstanding common shares (thousands)	112,821	—	112,821
Earnings (loss) per share in US dollars - basic and diluted	0.72	(0.10)	0.62

	Nine-month period ended
	(Original) September 30, 2017	Adjustment	(Restated) September 30, 2017
Net income (loss) attributable to NEXA’s shareholders	141,288	(26,621)	114,667
Weighted average number of outstanding common shares (thousands)	112,821	—	112,821
Earnings (loss) per share in US dollars - basic and diluted	1.25	(0.23)	1.02

3                               Changes in accounting policies and disclosures

(a)                       Change of applicable standards beginning on January 1, 2018

There have been no new accounting standards issued after December 31, 2017 and as of the date of these condensed consolidated interim financial statements that would have a material effect on the Company’s financial condition or results of operations.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

The changes in the accounting policies and disclosures for the three and nine-month periods ended September 30, 2018 are:

IFRS 9 - “Financial instruments: Recognition and measurement”

Main aspects introduced by the standard

IFRS 9 — “Financial Instruments” replaces IAS 39 and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project, which are classification and measurements, impairment, and hedge accounting.

IFRS 9 became effective on January 1, 2018 and the Company has applied it accordingly, except for hedge accounting requirements which the Company adopted on April 1, 2018. New hedge accounting requirements impacted the Company’s hedge documentation, without having impacted the Company’s financial position or results of its operations.

As permitted by the transition principles of the standard, comparative periods have not been restated.

Impacts of adoption

The Company has assessed the changes introduced by IFRS 9 and the nature and effects of the key changes to the Company’s accounting policies resulting from the adoption are summarized below.

Classification and measurement

IFRS 9 has changed the categories for classification of financial assets, eliminating the categories held-to-maturity, loans and receivables and available for sale. The Company’s financial assets will be classified in one of the following categories: measured at amortized cost, measured at fair value through other comprehensive income (FVOCI) or, measured at fair value through profit or loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

The following table summarizes the differences in measurements categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets. There were no changes in classification and measurement of the Company’s financial liabilities.

Financial assets	Classification under IAS 39	New classification under IFRS 9	Original carrying amount under IAS 39	Net carrying amount under IFRS 9
Cash and cash equivalents	Loans and receivables	Fair value throught profit or loss	1,098,091	1,098,091
Financial investments	Assets held for trading	Fair value throught profit or loss	103,327	103,327
Derivative financial instruments	Assets held for trading/Used for hedging	Fair value throught profit or loss / Fair value throught other comprehensive income	(3,253)	(3,253)
Trade accounts receivable	Loans and receivables	Fair value throught profit or loss / Amortized cost	153,655	153,655
Related parties	Loans and receivables	Fair value throught profit or loss / Amortized cost	740	740

The most significant changes are related to the classification and measurement of trade account receivables where the Company has concluded that it operates using the different business models, being (i) held to collect and sell and (ii) held to collect. See note 6 for details about the Company`s business model for trade account receivables.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

At January 1, 2018, the fair value adjustment of accounts receivable that are held to collect and sell recognized in “Cumulative deficit” was US$ 244, net of taxes.

Impairment

IFRS 9 replaced the incurred loss model in IAS 39 and requires impairment of financial assets to be determined using an expected credit loss model. The new impairment model applies to financial assets at amortized costs, including trade accounts receivable, contract assets and debt investments at FVOCI.

The most significant impact for the Company is related to impairment of trade accounts receivable, which is measured at amortized cost. The Company elected to apply the simplified approach set forth in IFRS 9 and recognized impairment losses for trade accounts receivable based on lifetime expected losses and using a loss provision matrix.

At January 1, 2018, incremental impairment losses under IFRS 9 recognized in “Cumulative deficit” was US$ 1,574, net of taxes.

IFRS 15 — “Revenue from contracts with customers”

Main impacts introduced by the standard

IFRS 15 — “Revenue from Contracts” with customers establishes a comprehensive framework for determining the amount and timing when revenue is recognized. It replaced the guidance contained in IAS 18 — “Revenue” which the Company followed until December 31, 2017.

IFRS 15 became effective on January 1, 2018 and the Company has applied it accordingly.

The Company elected to adopt IFRS 15 using the full retrospective method. Comparative financial information has been restated.

Adoption of IFRS 15 by the Company has not resulted in any material changes in timing or amount of revenue recognition under IFRS 15 model as compared to revenue that would be reported under IAS 18 - “Revenue”. Therefore, impacts of the adoption of IFRS 15 on the Company’s Balance Sheet, Statement of Income and Statement of Cash Flows were not material.

Impacts of adoption

The Company has assessed the changes introduced by IFRS 15 and the nature and effects of the key changes to the Company’s accounting policies resulting from the adoption are summarized below.

Identification of performance obligations and timing of satisfaction of performance obligations

The Company has identified two distinct performance obligations included in certain sales contracts, being: i) the promise to provide goods to its customers, and ii) the promise to provide freight services to its customers.

Promise to provide goods — this performance obligation is satisfied when the control of such goods is transferred to the final customer, which is substantially determined based on the Incoterms agreed upon in each of the contracts with customers.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

Promise to provide freight service — this performance obligation is satisfied when the freight service contracted to customers is completed.

As a result of the distinct performance obligations identified part of the Company’s revenue is presented as revenue from services. Cost related to revenue from services is presented as “Cost of sales”. Revenue from services was US$ 71,905 and US$ 106,536, for the three and nine-month period ended September 30, 2018, respectively (September 30, 2017: US$ 18,148 and US$ 52,396, respectively).

Determining the transaction price and the amounts allocated to performance obligations

The Company has considered the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to its customers. Transaction price is allocated to each performance obligation on a relative standalone selling price basis.

For the purpose of determining the transaction price, the entity has mainly fixed prices. However, within the silver streaming operations the Company has variable consideration related to the capacity of mine’s production linked to LME (London Metal Exchange). The impact on recognition of revenue related to these sales was not material for the three and nine-month periods ended September 30, 2018 and 2017.

Contract liabilities

The advance payment received in connection with the Company’s silver streaming agreement (refer to note 23 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2017) has been accounted for as deferred revenue, with amounts recognized as revenue as the silver is delivered to the customer. The impact on recognition of revenue related to these sales was not material for the three and nine-month periods ended September 30, 2018 and 2017.

(b)                       New standards and interpretations not yet adopted

IFRS 16 - “Leases”

Main impacts introduced by the standard

In January 2016, the IASB issued IFRS 16 — “Leases”, which replaces IAS 17 — “Leases” and related interpretations. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize a right-of-use asset and a lease liability. The right-of-use asset is initially measured at the amount of the lease liability plus any initial direct costs incurred by the lessee. There are optional exemptions when the lease term is 12 months or less or the underlying asset has a low value. After lease commencement, a lessee measures the right-of-use asset in accordance with IAS 16 (unless specific conditions apply)—the asset is depreciated and assessed for impairment.

The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if that can be readily determined. If that rate cannot be readily determined, the lessee uses its incremental borrowing rate.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

When the lease payments are variable the lessee does not recognize an asset and liability, but instead recognizes the amounts payable as they fall due. The exception is variable payments that depend on an index or a rate, which are included in the initial measurement of a lease liability.

The standard is effective for annual accounting periods beginning on or after January 1, 2019.

Impacts of adoption

The Company’s assessment of the impact of adoption of the standard is in progress. The assessment is being carried out to identify the impacts mainly related to leases of offices, machinery and equipment, as well as other contracts that may be impacted by the standard.

4                               Critical accounting estimates and judgments

Changes in accounting estimates - Rights to use natural resources

In accordance with its accounting policy, the Company reviews the estimated useful lives and the pattern of consumption of the future economic benefits of certain intangible assets related to its “Rights to use natural resources” on an ongoing basis. This review indicated a change in future pattern of consumption of its “Rights to use natural resources”, which is substantially related to increase in extraction experience of the Company’s mines, updates in the extraction period and expected change in extraction volume at the end of the mining life.

As a result, effective April 1, 2018, the Company changed the amortization of “Rights to use natural resources” from the straight-line method to the units of production method. This change has been accounted for as change in accounting estimate in accordance with IAS 8 — “Accounting policies, Changes in Accounting Estimates and Errors”. The Company believes that the change will best reflect the pattern of consumption of the future economic benefits embodied in its rights to use natural resources.

In applying the units of production method, the Company makes certain judgments and estimates, including the base for computing unit of production amortization, the estimated life of mine and mining production.

The Company selected the physical unit model to compute amortization expenses under the units of production method. This model consists of amortization being calculated based on actual ore produced during the period compared to the total ore expected to be produced over the life of mine.

The life of mine and mining production are estimated based on a technical evaluation, which includes accepted geological, geophysics, engineering, environmental, legal and economic estimates, which when evaluated in aggregate can have relevant impact in the economic viability of the mineral reserves. The Company uses various assumptions with respect to expected future conditions, such as ore prices, inflation rate, exchange rates, technology improvements, production costs, among others. When determining the estimated mining production, the Company includes certain inferred resources for its Peruvian operations, where proven and probable reserves alone do not provide a realistic indication of the useful life of mine (and related assets). The Company classifies measured, indicated and inferred resources based on the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (or CIM) Definition Standards for Mineral Resources and Mineral Reserves (or the 2014 CIM Definition Standards).

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

The effect of this change in estimate was not material for the three-month and nine-month periods ended September 30, 2018.

The criteria to determine the mineral reserves and resources as basis of amortization under the unit of production method has not changed.

5                               Financial risk management

The Company’s activities expose it to a variety of financial risks such as market risk (including currency risk, interest rate risk and commodity risk), credit risk and liquidity risk.

There have been no significant changes in the Company´s risk management policies and organization since December 31, 2017.

(a)                       Capital management

One of the important indicators through which the Company manages its capital is the gearing ratio, calculated as net debt divided by Adjusted EBITDA.

Net debt is defined as (i) loans and financing, less (ii) cash and cash equivalents, less (iii) financial investments, plus or minus (iv) the fair value of derivative financial liabilities or assets, respectively.

Adjusted EBITDA is defined as (i) net income (loss) for the period, plus/minus (ii) share in the results of associates, plus (iii) depreciation, amortization and depletion, plus/minus (iv) net financial results, plus/minus (v) income tax, less (vi) gain (loss) on sale of investment, plus (vii) impairment of other assets, plus/minus (viii) (reversal) impairment of property, plant and equipment. In addition, management may exclude non-cash and non-recurring items considered exceptional from the measurement of Adjusted EBITDA.

Net debt and Adjusted EBITDA measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, management’s calculation of Adjusted EBITDA may be different from the calculation used by other companies, including competitors in the mining and smelting industry, so these measures may not be comparable to those of other companies.

The gearing ratio is as follows:

	Twelve month period ended	Twelve month period ended
	September 30, 2018	December 31, 2017
Loans and financing	1,419,804	1,447,299
Cash and cash equivalents	(1,098,091)	(1,019,037)
Derivative financial instruments	3,253	3,260
Financial investments	(103,327)	(206,547)
Net debt (A)	221,639	224,975

	Twelve-month period ended	Twelve-month period ended	Nine-month period ended	Nine-month period ended
	September 30, 2018	December 31, 2017	September 30, 2018	September 30, 2017
Net income for the period	58,320	165,265	34,343	141,288
Income tax	47,426	106,194	9,080	67,848
Income before taxes	105,746	271,459	43,423	209,136
Results of investees	(70)	(60)		10
Depreciation, amortization and depletion	275,299	270,454	205,195	200,350
Net financial results	315,758	130,181	225,720	40,143
EBITDA	696,733	672,034	474,338	449,639

Extraordinary items
Gains on sales of investments	(348)	(4,588)	(348)	(4,588)
Impairment of other assets	29	73	(44)	—
Adjusted EBITDA (B)	696,414	667,519	473,946	445,051
Gearing ratio (A/B)	0.32	0.34

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(b)                       Derivative financial instruments

The table below summarizes the derivative financial instruments and the underlying hedged items:

				Average
	Notional			term	Fair value		Fair value by maturity		Realized gain (loss)
Programs	September 30, 2018	December 31, 2017	As per unit	(days)	September 30, 2018	December 31, 2017	2018	2019	September 30, 2018
Operational hedge
Hedging instrument for sales of zinc at a fixed price
Zinc forward	7,004	89,923	ton	69	(817)	(2,716)	(655)	(162)	(954)
					(817)	(2,716)	(655)	(162)	(954)
Hedging instruments for mismatches of quotation periods
Zinc forward	147,126	240,747	ton	23	(2,631)	(4,304)	(2,632)	1	(2,310)
Silver forward	—	238	k oz	—	—	196	—	—	71
					(2,631)	(4,108)	(2,632)	1	(2,239)
Hedging instrument for interest rates in US Dollar
LIBOR floating rate vs. CDI Brazilian Floating rate swap	—	31,393	USD		—	646	—	—	(290)
					—	646	—	—	(290)

					(3,448)	(6,178)	(3,287)	(161)	(3,483)
Hedge accounting
Hedging instruments for mismatches of quotation periods - Cash flow
Zinc forward	29,683	58,800	ton	58	2,427	2,986	2,427	—	(1,738)
Silver forward	—	265	k oz	—	—	(68)	—	—	284.00
					2,427	2,918	2,427	—	(1,454)
Hedging instruments for mismatches of quotation periods - Fair value
Zinc forward	50,552	—	ton	45	(2,232)	—	(2,232)	—	24,215
					(2,232)	—	(2,232)	—	24,215

					195	2,918	195		22,761

Total					(3,253)	(3,260)	(3,092)	(161)	19,278

Current assets					12,330	7,483
Non-current assets					1	4,294
Current liabilities					(15,584)	(12,588)
Non-current liabilities					—	(2,449)
					(3,253)	(3,260)

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(c)                        Sensitivity analysis

Presented below is a sensitivity analysis of the main risk factors that affect the pricing of the outstanding financial instruments relating to cash and cash equivalents, financial investments, loans and financing, and derivative financial instruments. The main sensitivities are the exposure to the fluctuations of the Brazilian reais, Peruvian soles and Euro exchange rate, the London Interbank Offered Rate (LIBOR) and Interbank Deposit Certificate (CDI) interest rates, and the commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company’s policies.

The scenarios at September 30, 2018 are described below:

• Scenario I: considers a change in the market forward yield curves and quotations as of September 30, 2018, according to the base scenario defined by the Company for December 31, 2018.

• Scenario II: considers a change of + or -25% in the market forward yield curves and quotations as of September 30, 2018.

• Scenario III: considers a change of + or -50% in the market forward yield curves and quotations as of September 30, 2018.

	Cash and cash		Notional of		Impacts on profit (loss)							Impacts on comprehensive income
	equivalents		derivative		Scenario I			Scenarios II e III				Scenario I	Scenarios II e III
Risk factor	and financial investments	Loans and financing	financial instruments	Unit	Changes from 2018		Results of scenario I	-25%	-50%	+25%	+50%	Results of scenario I	-25%	-50%	+25%	+50%

Exchange variation rate
BRL	105,854	100,374	—	—	4.00%		—	—	—	—	—	55	1,458	2,371	728	546
EUR	1,401	—	—	—	-0.22%		(1)	(87)	(175)	87	175	—	—	—	—	—
PEN	23,295	—	—	—	0.56%		32	(1,455)	(2,909)	1,455	2,909	—	—	—	—	—

Interest rates
BRL - CDI	105,794	26,830	—	—	0	bps	—	(422)	(844)	422	844	—	—	—	—	—
USD - LIBOR	—	—	603,021	USD	26	bps	(5)	9	19	(9)	(19)	11	(29)	(58)	29	58

Price - commodities
Zinc	—	—	234,365	ton	-0.89%		1,328	37,152	74,304	(37,152)	(74,304)	(150)	(4,196)	(8,392)	4,196	8,392

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

6          Financial instruments by category

	September 30, 2018
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents		—	1,098,091	—	1,098,091
Financial investments	7	—	103,327	—	103,327
Derivative financial instruments	5 (b)	—	8,153	4,178	12,331
Trade accounts receivable (i)	8	75,648	78,007	—	153,655
Related parties	9	740	—	—	740
		76,388	1,287,578	4,178	1,368,144

	September 30, 2018
Liabilities per balance sheet	Note	Fair value through profit or loss	Fair value through other comprehensive income	Financial liabilities at amortized cost	Total
Loans and financing	12	—	—	1,419,804	1,419,804
Derivative financial instruments	5 (b)	13,046	2,538	—	15,584
Trade payables		—	—	313,768	313,768
Confirming payable		—	—	89,057	89,057
Use of public assets		—	—	21,047	21,047
Related parties	9	—	—	73,931	73,931
		13,046	2,538	1,917,607	1,933,191

	December 31, 2017
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents		—	1,019,037	—	1,019,037
Financial investments	7	—	206,547	—	206,547
Derivative financial instruments	5 (b)	—	8,811	2,966	11,777
Trade accounts receivable (i)		120,020	62,693	—	182,713
Related parties	9	738	—	—	738
		120,758	1,297,088	2,966	1,420,812

	December 31, 2017
Liabilities per balance sheet	Note	Fair value through profit or loss	Fair value through other comprehensive income	Financial liabilities at amortized cost	Total
Loans and financing	12	—	—	1,447,299	1,447,299
Derivative financial instruments	5 (b)	12,842	2,195	—	15,037
Trade payables		—	—	329,814	329,814
Confirming payable		—	—	111,024	111,024
Use of public assets		—	—	24,309	24,309
Related parties	9	—	—	89,924	89,924
		12,842	2,195	2,002,370	2,017,407

(i)                           The Company has trade accounts receivable held in two different business models, as follows:

Held to collect and sell

Related to the Company’s trade accounts receivable portfolio that is included in a corporate factoring program. For trade accounts receivable from clients included in this group of assets, the Company frequently sells the financial assets to third parties as part of its financial risk management strategy.

Held to collect

Related to the remaining trade accounts receivable portfolio that is not included in the factoring program and the Company expects to collect the cash flows from the financial assets.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

7                               Financial investments

	September 30, 2018	December 31, 2017
Held for trading
Investment fund quotas (i)	38,045	138,945
Bank Deposit Certificate	46,550	42,067
Repurchase agreements	12,973	18,289
Credit Rights Investment Funds	4,377	5,053
Financial Treasury Bills	468	1,123
Other	914	1,070
	103,327	206,547
Current	102,988	206,155
Non-current	339	392
	103,327	206,547

(i)                           Decrease in financial investments is mainly related to sale of quotas of investment funds. Proceeds were mainly used to repay certain loans and financing. See note 12 (d).

8                               Trade accounts receivable

	Note	September 30, 2018	December 31, 2017
Trade receivables		155,131	181,084
Related parties	9	1,067	3,775
Impairment of trade accounts receivable		(2,543)	(2,146)
		153,655	182,713

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

9                               Related parties

The table below summarizes related party balances outstanding at:

	Trade accounts receivable		Non-current assets		Trade payables		Dividends payable		Current and non-current liabilities
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Parent
Votorantim S.A.	—	8	3	3	207	336	—	—	72,456	87,686

Related parties
Companhia Brasileira de Alumínio	183	1,843	—	—	178	5,246	—	—	—	13
Votorantim Cimentos S.A.	607	1,696	737	735	15	47	—	—	—	—
Other	277	228	—	—	1,339	1,414	—	655	1,475	2,225
Non-controlling interests	—	—	—	—	—	—	2,046	3,483	—	—
	1,067	3,775	740	738	1,739	7,043	2,046	4,138	73,931	89,924

Current	1,067	3,775	—	—	1,739	7,043	2,046	4,138	72,439	87,686
Non-current	—	—	740	738	—	—	—	—	1,492	2,238
	1,067	3,775	740	738	1,739	7,043	2,046	4,138	73,931	89,924

The table below summarizes related party transactions for the three and nine-month periods ended:

	Goods purchased from NEXA				Goods acquired by NEXA				Financial results
	Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended		Nine-month period ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2017
Related parties
Companhia Brasileira de Alumínio	9,485	—	13,929	—	497	307	1,403	24,989	1,012.00
Votener - Votorantim Comercializadora de Energia Ltda.	—	21	—	1,240	4,498	3,763	8,439	8,214	—
Votorantim Cimentos S.A.	—	10	25	51	24	32	247	177	—
Other	559	—	1,629	—	51	93	610	541	—
	10,044	31	15,583	1,291	5,070	4,195	10,699	33,921	1,012.00

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

10                        Property, plant and equipment

	September 30, 2018										September 30, 2017
	Land and improvements	Dam and Buldings	Machinery, equipment and facilities	Vehicles	Furniture and fixtures	Construction in progress	Asset retirement obligation (ARO)	Mining projects	Other	Total	Total
Balance at January 1
Cost	24,490	1,030,686	2,422,254	21,135	6,743	235,501	178,662	243,938	7,177	4,170,586	4,130,590
Accumulated depreciation	(275)	(453,140)	(1,504,433)	(18,079)	(4,492)	—	(101,527)	(85,455)	(6,671)	(2,174,072)	(2,152,128)
Net balance at January 1	24,215	577,546	917,821	3,056	2,251	235,501	77,135	158,483	506	1,996,514	1,978,462

Additions (i)	—	2,614	2,620	47	4	157,417	—	—	—	162,702	130,621
Disposals	(638)	(3,188)	(6,250)	(42)	(11)	(16)	—	—	—	(10,145)	(8,430)
Depreciation	(15)	(34,911)	(99,121)	(958)	(362)	—	(3,563)	(1,544)	(33)	(140,507)	(144,004)
Foreign exchanges (losses) gains	(2,553)	(49,074)	(68,285)	(380)	(74)	(35,839)	(10,587)	—	(85)	(166,877)	22,535
Transfers	(22)	12,025	31,991	206	9	(47,683)	—	(14)	—	(3,488)	—
Payment in lieu	—	—	—	—	—	—	—	—	—	—	2,848
Remeasurement of asset retirement obligation (ii)	—	—	—	—	—	—	5,345	—	—	5,345	25,877
Balance at September 30	20,987	505,012	778,776	1,929	1,817	309,380	68,330	156,925	388	1,843,544	2,007,909

Cost	21,227	939,726	2,295,492	16,729	6,133	309,380	158,590	243,414	5,929	3,996,620	4,154,065
Accumulated depreciation	(240)	(434,714)	(1,516,716)	(14,800)	(4,316)	—	(90,260)	(86,489)	(5,541)	(2,153,076)	(2,146,156)
Net balance at September 30	20,987	505,012	778,776	1,929	1,817	309,380	68,330	156,925	388	1,843,544	2,007,909

Average annual depreciation rates - %	—	4	12	20	10	—	6	8	—	—	—

(i)                           Additions include capitalized borrowing costs in the amount of US$ 6,896 in the nine-month period ended September 30, 2018 (September 30, 2017 — US$ 4,688).

(ii)                        Related to updates in certain key assumptions used to measure asset retirement obligations in NEXA PERU.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

11                       Intangible assets

(a)                      Accounting policy

(i)                         Goodwill

For impairment testing, the recoverable amount of goodwill is allocated to a cash-generating unit (“CGU”) that is the lowest level at which goodwill is monitored within the Group. If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The difference between the carrying amount and recoverable amount is recognized as an impairment loss in the statement of income.

(ii)                     Rights over natural resources

Costs for the acquisition of rights to explore and develop mineral properties are capitalized and amortized using the units of production method based on the physical ore produced over their useful lives. Useful lives consider the period of extraction for both mineral reserves and mineral resources, which includes a portion of the Company’s inferred resources in the Company’s mining operations in Peru. These mining operations represent over 98% of the Company’s total rights to use natural resources.

Management considers that in the case of the rights to use natural resources, which relate almost exclusively to mining operations in Peru, the use of only proven and probable reserves does not provide a realistic indication of the useful life of the mine. In this case management is confident based on testing, continuity of the ore bodies and conversion experience that further inferred resources will be converted into measured and indicated resources, and if they are economically recoverable, that such inferred resources can also be classified as proven and probable reserves.

Additional confidence in the existence, commercial viability and economical recovery of such resources may be based on historical experience and available geological information, such as geological information obtained from other operations that are adjoining the Company’s as well as where the Company mines continuations of these other operations’ orebodies. This is in addition to the drilling results obtained by the Company and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and interpolations to be done with a reasonable degree of accuracy. In instances where management can demonstrate the economic recovery of such resources with a high level of confidence based on the specific circumstances, such additional resources, which may also include certain, but not all, of the inferred resources, are included in the calculation of amortization.

Thus, although there is less assurance that inferred mineral resources will eventually be realized as compared to proven and probable reserves, a portion of inferred resources are considered to be economically viable based on our historical experience and are considered in the useful life of the mine for accounting purposes, as there has been a continuous conversion of the inferred resources into measured and indicated, and then to mineral reserves. Subsequent changes to the inferred resources or to the annual conversion rate are reflected prospectively into the units of production calculation and treated as a change in accounting estimate in accordance with IAS 8 — “Accounting policies, Changes in Accounting Estimates and Errors”, once the Company determines that these changes reflect new patterns of consumption of the mineral reserves.

The annual conversion rate from inferred mineral resources into measured and indicated mineral resources for the Company’s mining operations in Peru was approximately 100% in 2016 and 2017. The Company included approximately 70% of the Company’s inferred resources in Peru when calculating the expected life of mine for purposes of the period of amortization.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(iii)                 Stripping costs

In mining operations related to the metal business, it is necessary to remove overburden and other waste to gain access to mineral ore deposits. The process of mining overburden and waste materials is referred to as stripping. During the development of a mine, before production commences, when the stripping activity asset improves access to the ore body, the component of the ore body for which access has been improved can be identified and the costs can be measured reliably, the stripping activity asset is capitalized as part of the investment in the construction of the mine, accounted for as part of intangible assets, and subsequently amortized over the life of the mine using the units of production method based on physical ore produced. Subsequent changes to the inferred resources or to the annual conversion rate are reflected prospectively into the units of production calculation and treated as a change in accounting estimate, once the Company determines that these changes reflect new patterns of consumption of the mineral reserves.

Stripping costs incurred during the production phase of operations are treated as a production cost that forms part of the cost of inventory.

(iv)                  Costs of exploration

The Company capitalizes the costs of exploration when the existence of proven and probable reserves is determined. These costs are amortized using the estimated useful lives of the mining property from the time when commercial exploitation of the reserves begins.

When Management determines that no future economic benefits are expected from the mining property, the accumulated exploration costs are charged to “Other operating expenses, net”.

(v)                      Mineral studies and research expenditures

Mineral studies and research expenditures are considered operating expenses until such time as the economic feasibility of the commercial exploitation of a certain mine is proven. Once feasibility is proven, the expenditures incurred are capitalized within mine development costs in “Construction in progress — property, plant and equipment”.

When the mine is operational, the cumulative costs capitalized in relation to exploration rights are reclassified from “Constructions in progress” to “Mining projects” and subsequently amortized over the life of the mine using the units of production based on the physical units of ore produced and included in the cost of the product. Subsequent changes to the inferred resources or to the annual conversion rate are reflected prospectively into the units of production calculation and treated as a change in accounting estimate, once the Company determines that these changes reflect new patterns of consumption of the mineral reserves. The capitalized construction costs relating to the plant are reclassified to “Equipment and facilities”.

(vi)                  Use of public assets

Represents the amounts established in the concession contracts regarding the rights to hydroelectric power generation (onerous concession) under use of public assets (“UBP”) agreements.

The initial recognition of the intangible asset (concession rights) corresponds to the present of future obligations recognized as a liability.

The amortization of the intangible asset is calculated on a straight-line basis over the remaining period of the concession. The financial liability is restated at the index established and the adjustment to present value due to the passage of time, reduced by the payments made.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(vii)              Computer software

Computer software licenses acquired are recorded as intangible assets based on the costs incurred to acquire and bring to use the specific software. These costs are amortized over the estimated useful life of the software (three to five years).

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(b)                      Analysis

	September 30, 2018						September 30, 2017
	Goodwill	Rights to use natural resources	Software	Use of public assets	Other	Total	Total
Balance at January 1
Cost	673,287	1,672,931	21,823	11,410	28,851	2,408,302	2,403,767
Accumulated amortization and depletion		(543,927)	(16,366)	(4,478)	(20,812)	(585,583)	(500,615)
Net balance at January 1	673,287	1,129,004	5,457	6,932	8,039	1,822,719	1,903,152

Additions	—	—	—	—	—	—	191
Disposals	—	(32)	—	—	—	(32)	(36)
Amortization and depletion		(63,306)	(1,129)	(240)	(13)	(64,688)	(56,346)
Payment in lieu	—	—	—	—	—	—	705
Transfers	—	1,463	2,028	—	(3)	3,488
Foreign exchanges (losses) gains	1,384	(4,059)	(326)	(1,177)	(1,371)	(5,549)	1,068
Balance at September 30	674,671	1,063,070	6,030	5,515	6,652	1,755,938	1,848,734

Cost	674,671	1,669,089	21,493	9,427	23,878	2,398,558	2,421,551
Accumulated amortization and depletion	—	(606,019)	(15,463)	(3,912)	(17,226)	(642,620)	(572,817)
Net balance at September 30	674,671	1,063,070	6,030	5,515	6,652	1,755,938	1,848,734

Average annual amortization and depletion rates %	—	6	19	3	—	—	—

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

12                        Loans and financing

(a)                       Composition and maturity profile

		Current		Non-current		Total		Fair value
Type	Average annual charges	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Eurobonds - USD	5,13% fixed USD	14,210	8,778	1,033,515	1,032,664	1,047,725	1,041,442	1,023,537	1,120,901
Debt with banks	Libor + 1,27%	1,829	435	197,129	199,179	198,958	199,614	208,877	214,293
BNDES	5,05% fixed BRL / TJLP + 2,65% / SELIC + 2,73% / UMBNDES + 2,43%	21,267	19,795	53,259	73,653	74,526	93,448	67,148	85,969
Debentures	107,50% CDI	6,746	8,885	20,082	32,403	26,828	41,288	57,978	41,405
Export credit note		—	1,102	—	61,622	—	62,724	—	64,058
FINEP	TJLP + 0,71%	1,316	677	3,041	2,062	4,357	2,739	4,169	2,640
ECA	Libor + 1,10%	8,330	—	54,167	—	62,497	—	65,581	—
FINAME	4,51% fixed BRL	325	398	900	1,383	1,225	1,781	1,097	1,604
Other	5,93% fixed USD	806	771	2,882	3,492	3,688	4,263	3,753	4,262
		54,829	40,841	1,364,975	1,406,458	1,419,804	1,447,299	1,432,140	1,535,132

Current portion of long term loans and financing (principal)		35,119	28,019
Interest on loans and financing		19,710	12,822
		54,829	40,841

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

The maturity profile of loans and financing at September 30, 2018 was as follows:

	Principal amount
	2018	2019	2020	2021	2022	2023	2024	As from 2025	Total
Eurobonds - USD	—	—	—	—	—	343,000	—	700,000	1,043,000
Debt with banks	—	—	—	80,000	80,000	40,000	—	—	200,000
BNDES	4,691	22,313	15,803	12,110	8,791	5,189	2,615	3,624	75,136
Debentures	—	6,707	6,707	6,707	6,707	—	—	—	26,828
FINEP	328	1,312	1,312	1,312	109	—	—	—	4,373
ECA	3,906	7,813	7,813	7,813	7,813	7,813	7,813	11,719	62,503
FINAME	81	323	309	261	191	58	1	—	1,224
Other	197	818	866	918	889	—	—	—	3,688
	9,203	39,286	32,810	109,121	104,500	396,060	10,429	715,343	1,416,752

	Interest accrual and cost
	2018	2019	2020	2021	2022	2023	2024	As from 2025	Total
Eurobonds - USD	14,972	(1,089)	(1,227)	(1,281)	(1,337)	(1,172)	(1,160)	(2,981)	4,725
Debt with banks	2,440	(816)	(822)	(805)	(746)	(293)	—	—	(1,042)
BNDES	186	(223)	(180)	(160)	(104)	(63)	(28)	(38)	(610)
Debentures	(6)	39	(21)	(7)	(5)	—	—	—	—
FINEP	10	(8)	(8)	(8)	0	0	0	0	(14)
ECA	575	(77)	(77)	(77)	(77)	(77)	(77)	(121)	(8)
FINAME	1	—	—	—	—	—	—	—	1
Other	—	—	—	—	—	—	—	—	—
	18,178	(2,174)	(2,335)	(2,338)	(2,269)	(1,605)	(1,265)	(3,140)	3,052

	Total
	2018	2019	2020	2021	2022	2023	2024	As from 2025	Total
Eurobonds - USD	14,972	(1,089)	(1,227)	(1,281)	(1,337)	341,828	(1,160)	697,019	1,047,725
Debt with banks	2,440	(816)	(822)	79,195	79,254	39,707	—	—	198,958
BNDES	4,877	22,090	15,623	11,950	8,687	5,126	2,587	3,586	74,526
Debentures	(6)	6,746	6,686	6,700	6,702	—	—	—	26,828
FINEP	338	1,304	1,304	1,304	107	—	—	—	4,357
ECA	4,481	7,736	7,736	7,736	7,738	7,736	7,736	11,598	62,497
FINAME	82	323	309	261	191	58	1	—	1,225
Other	197	818	866	918	889	—	—	—	3,688
	27,381	37,112	30,475	106,783	102,231	394,455	9,164	712,203	1,419,804
	2%	3%	2%	8%	7%	27%	1%	50%	100%

BNDES	— Brazilian National Bank for Economic and Social Development

BRL	— Brazilian Reais
FINAME	— Government Agency for Machinery and Equipment Financing
TJLP	— Long Term Interest Rate set by the Brazilian National Monetary Council, until December 2017, the TJLP is the basic cost of financing of the BNDES
UMBNDES	— Monetary unit of the BNDES, reflecting the weighted basket of currencies of foreign currency debt obligations. At September 30, 2018, the basket was 99% comprised of US Dollars.
SELIC	— Brazilian System for Clearance and Custody
CDI	— Interbank Deposit Certificate
FINEP	— Funding Authority for Studies and Projects

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(b)                       Changes

	September 30, 2018	September 30, 2017
Balance at the beginning of the period	1,447,299	1,149,377
Payments	(287,843)	(527,157)
New loans and financing	275,452	800,562
Foreign exchange gains (losses)	(18,227)	557
Gain on debt modification	(3,428)	—
Interest accrual	53,674	50,208
Interest paid	(47,123)	(33,435)
Balance at the end of the period	1,419,804	1,440,112

(c)                        Guarantees and covenants

At September 30, 2018, the Company and its controlling shareholder were in compliance with all applicable covenants and there have been no changes in covenants clauses since December 31, 2017.

(d)                       Repayment of debt

On March 9, 2018, the Company repaid certain Export Credit Notes in the principal amount of US$ 31,393, with a cost of three-month LIBOR + 1.85% p.a. and maturity in April 2020. The accompanying foreign exchange and interest rate swap that aimed to exchange the interest index and currency of debt service repayments of this note was also liquidated in advance, generating a gain of US$ 91 recognized in other financial income.

On March 9, 2018, the Company repaid in full its Export Credit Note with principal amount of US$ 30,807, maturity in April 2020 and a cost of 118% of the CDI rate. The amount paid was US$ 30,891 and includes principal plus accrued and unpaid interest.

On May 25, 2018, the Company prepaid a term loan with principal amount of US$ 100,000, maturity of November 2021 and cost of three-month Libor plus 2.55% p.a. The amount paid was US$ 101,083, corresponding to the principal plus accrued and unpaid interest.

(e)                        Renegotiation of debt with banks (term loans)

On May 22, 2018, the Company renegotiated a term loan with principal amount of US$ 100,000, maturity of November 2021 and cost of six-month Libor plus 2.50% p.a. The renegotiated debt with the same counter-party has a maturity of May 2023 and a cost of six-month Libor plus 1.27% p.a. This transaction was accounted for as debt modification and a gain of US$ 3,150 was recognized in finance income.

(f)                         New loans

On May 22, 2018, the Company entered into a term loan agreement in the principal amount of US$ 100,000, maturing in May 2023 and with a cost of six-month Libor plus 1.27% p.a. Proceeds from this transaction were used to prepay a term loan with interest rate of three-month Libor plus 2.55% p.a.

On June 27, 2018, the Company entered into a new facility agreement in the total amount of US$ 62,500 to finance the purchase of machinery and equipment. The facility matures in 2027 and has an effective interest rate of 5.29% per year.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

13                        Income tax

(a)                       Reconciliation of taxes on income expenses

The Company calculates income tax expense using the income tax rate that would be applicable to the expected total annual taxable earnings. The major components of income tax expenses are:

	Three-month period ended		Nine-month period ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Income (loss) before income tax	8,888	121,518	43,423	209,136
Standard rate (i)	26.01%	27.00%	26.01%	27.00%

Income tax at standard rates	(2,312)	(32,740)	(11,294)	(56,467)
Share in the results of associates	—	—	—	(3)
Difference in tax rate for subsidiaries outside Luxembourg	(1,930)	(646)	13,909	6,938
Difference in tax rate of mining taxes	(668)	(5,427)	(11,121)	(14,016)
Other permanent differences	2,937	(1,716)	(574)	(4,300)
Income tax	(1,973)	(40,529)	(9,080)	(67,848)

Current	(4,555)	(25,369)	(56,678)	(64,908)
Deferred	2,582	(15,160)	47,598	(2,940)
Income tax on the statement of income	(1,973)	(40,529)	(9,080)	(67,848)

(i)                           On December 14, 2016, the Luxembourg government approved bill of law 7020, in the 2017 tax reform bill. Among other changes included in the 2017 tax reform bill, the main change was the decrease of the income tax rate to 27.00% in 2017 and to 26.01% from 2018 onwards.

Income tax on items presented in the statement of comprehensive income are US$ 322 and US$ 2,643 for the nine-month periods ended September 30, 2018 and 2017, respectively (three-month periods ended September 30, 2018: US$ 194 September 30, 2017: US$ 1,208).

(b)                       Composition of deferred tax balances

	September 30, 2018	December 31, 2017
Tax credits on income tax losses	119,117	104,100
Tax credits on deductible temporary differences
Foreign exchange losses	61,606	79,430
Environmental liabilities	24,008	28,504
Asset retirement obligation	19,775	23,990
Tax, civil and labor provisions	9,564	15,666
Other provisions	6,411	12,481
Provision for inventory losses	5,569	4,395
Provision for profit sharing	4,171	6,521
Use of public assets	—	4,093
Provision for impairment of trade receivables	1,368	1,110
Other	6,769	5,028

Tax debits on taxable temporary differences
Adjustment to present value	(1,055)	(1,253)
Capitalized interest	(10,469)	(10,624)
Accelerated depreciation and adjustment of useful lives	(7,927)	(28,371)
Fair value adjustments to PP&E and Intangible assets related to business combination	(325,043)	(344,531)
Other	(1,273)	(957)
	(87,409)	(100,418)

Net deferred tax assets related to the same legal entity	218,034	224,513
Net deferred tax liabilities related to the same legal entity	(305,443)	(324,931)
	(87,409)	(100,418)

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

14                       Provisions

	September 30, 2018							September 30, 2017
	Asset		Judicial provision
	Retirement	Environmental
	Obligation	Obligation	Tax	Labor	Civil	Environmental	Total	Total
Balance at the beginning of the period	199,445	83,834	18,575	16,421	18,320	4,566	341,161	296,879
Present value adjustment	6,876	4,575	—	—	—	—	11,451	8,992
Additions	—	—	2,452	8,837	3,985	2,209	17,483	34,148
Reversals	(13,008)	—	(3,691)	(9,457)	(84)	(1,505)	(27,745)	(35,301)
Judicial deposits, net of write-off	—	—	199	(212)	(78)	—	(91)	2,802
Write-off (i)	(1,077)	(2,924)	(426)	(2,186)	(20,770)	(164)	(27,547)	(11,403)
Interest and indexation	—	—	614	938	82	170	1,804	4,885
Exchange variation losses	(17,242)	(14,874)	(1,757)	(2,464)	(279)	(381)	(36,997)	5,332
Companies excluded from the consolidation	—	—	—	—	—	—	—	(1,022)
Remeasurement of asset retirement obligation	698	—	—	—	—	—	698	25,877
Balance at the end of the period	175,692	70,611	15,966	11,877	1,176	4,895	280,217	331,189
Current	—	18,094	—	—	—	—	18,094	19,503
Non-current	175,692	52,517	15,966	11,877	1,176	4,895	262,123	311,686
	175,692	70,611	15,966	11,877	1,176	4,895	280,217	331,189

(i)                              In April 2018, the Company has settled a dispute with one of its energy suppliers in Peru and fully paid the amount of US$ 20,049.

(a)                       Litigation with likelihood of loss considered possible

The Company is a party of certain litigations involving a risk of possible loss, for which no liability has been recognized. The updates on existent litigations and new litigations during the period are described below.

(i)                          Requirement of value-added tax on sales and services (ICMS)

In June 2018, the Company was assessed by the tax authority of the State of Minas Gerais, Brazil (the Secretary of Finance of the State of Minas Gerais) concerning the ICMS tax rate of 4% applied on certain interstate sales of manufactured goods with imported content of more than 40% related to transactions occurred in 2013, 2014 and 2016. The tax assessment notice, including interest and penalties, is in the amount of US$ 5,832 at September 30, 2018. The Company is currently appealing at the administrative level, where an escrow deposit is not required.

(ii)                      Tax assessment — Brazilian income tax

In April 2018, the Company was assessed by the Brazilian Internal Revenue Service concerning the amount of foreign exchange losses deducted from the income tax calculation in 2015. The tax assessment notice, including interest and penalties, is in the amount of US$ 9,792 at September 30, 2018. The Company is currently appealing at the administrative level, where an escrow deposit is not required.

(iii)                  Value - added tax on energy sales

As part of its operating strategy, the Company sells its excess of energy production in the Brazilian energy open market. In July 2018, the Company was assessed by the tax authority of the State of Minas Gerais, Brazil concerning the value-added tax rate on certain energy sales. The tax assessment notice, including interest and penalties, is in the amount of US$ 8,301 at September 30, 2018. The Company is currently appealing at the administrative level, where an escrow deposit is not required.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

15                        Revenues

	Three-month period ended		Nine-month period ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Gross revenue	649,918	692,862	2,097,536	1,918,699
Revenues of products	631,281	674,714	2,044,268	1,866,303
Revenues of services	18,637	18,148	53,268	52,396
Taxes on sales and returns	(54,835)	(67,057)	(189,748)	(172,194)
Revenues	595,083	625,805	1,907,788	1,746,505

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

16                       Expenses by nature

	Three-month period ended					Nine-month period ended
	September 30, 2018				September 30, 2017	September 30, 2018				September 30, 2017
	Cost of sales	Selling, general and administrative	Mineral exploration and project development	Total	Total	Cost of sales	Selling, general and administrative	Mineral exploration and project development	Total	Total
Raw materials and consumables used	196,134	797	—	196,931	294,418	806,664	1,825	—	808,489	831,107
Employee benefit expenses	45,990	18,549	3,195	67,734	63,101	133,852	65,319	8,920	208,091	203,225
Depreciation, amortization and depletion	65,590	1,001	5	66,596	65,160	202,002	3,179	14	205,195	200,350
Services, miscellaneous	129,869	8,540	28,813	167,222	56,966	190,175	24,322	58,192	272,689	138,189
Other expenses	50,472	7,726	1,132	59,330	29,595	114,638	29,128	12,812	156,578	81,270
	488,055	36,613	33,145	557,813	509,240	1,447,331	123,773	79,938	1,651,042	1,454,141

17                       Mineral exploration and project development

	Three-month period ended		Nine-month period ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Mineral exploration (i)	22,578	20,092	59,142	47,420
Project development (Fel 1 & Fel 2 - Front end Loading) (ii)	10,567	3,035	20,796	7,869
	33,145	23,127	79,938	55,289

(i)                         Refers to costs of mineral exploration with greenfield and brownfield projects and new areas that includes the determination of the stage of mineral potential. The increase is due to the Company’s strategy to increase reserves and resources through exploratory drilling.

(ii)                      Refers to costs related to projects with scoping and pre-feasibility studies on areas where a determination has been made that economically recoverable mineral resources exists. It also includes research and development projects for mining and smelter segments. The increase is due to the developments in Magistral, Pukaqaqa and Bonsucesso.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

18                       Other operating expenses, net

	Three-month period ended		Nine-month period ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Environmental and asset retirement obligations	4,532	(1,365)	17,541	(12,766)
Judicial provisions	(978)	4,960	(4,861)	—
Mining obligations	(3,372)	(6,848)	(9,802)	(9,075)
Loss on sale of property, plant & equipment and intangibles assets	(182)	(2,602)	(8,909)	(3,314)
Corporate projects	(3,912)	(2,487)	(8,906)	(4,765)
Net operating hedge gain (loss)	15,957	(6,231)	23,474	(11,955)
Gain on sale of investments	—	(394)	348	4,588
Other income and expenses, net	3,909	(5,847)	3,512	(5,788)
	15,954	(20,814)	12,397	(43,075)

19                       Net financial results

	Three-month period ended		Nine-month period ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Financial income
Fair value gain on financial investments	6,730	3,618	18,869	15,868
Gain on debt modification	—	—	3,428	—
Reversal of monetary adjustments of provisions	—	—	1,692	—
Interest on loans with related parties (note 9)	—	—	—	1,012
Monetary adjustment of assets	69	329	876	2,179
Interest on financial assets	118	253	339	3,678
Other financial income	285	24	1,319	2,361
	7,202	4,224	26,523	25,098

Financial expenses
Interest on loans and financing	(22,088)	(22,100)	(59,203)	(50,208)
Interest on deferred revenue	(1,791)	(1,989)	(5,543)	(6,196)
Monetary adjustment of provisions	(1,253)	(831)	(3,701)	(4,602)
Charges on discounting of trade accounts receivable	(2,729)	(1,665)	(4,856)	(4,383)
Present value adjustment	(2,988)	(2,695)	(10,895)	(6,243)
Derivatives	—	—	(939)	—
Other financial expenses	1,441	(377)	(5,713)	(9,458)
	(29,408)	(29,657)	(90,850)	(81,090)
Foreign exchange losses, net (i)	(22,130)	51,200	(161,393)	15,849
Net financial results	(44,336)	25,767	(225,720)	(40,143)

(i)                           Foreign exchange losses, net is mainly related to certain U.S. dollar denominated intercompany debt of NEXA BR with NEXA and Votorantim GmbH (“VGmbH”).

Intercompany loans balances are fully eliminated on consolidation, however foreign exchange gains or losses are not eliminated in the consolidated financial statements, and are presented as Foreign exchange loss, net. As of September 30, 2018 the outstanding intercompany balance is US$ 510,871 (December 31, 2017: US$ 1,112,689).

Consistent with the Company’s strategy of reducing its exposure to foreign exchange changes, the Company started a program to prepay up to US$ 600,000 of the outstanding original principal amount of the aforementioned intercompany loans. As of September 30, 2018 the Company prepaid US$ 600,000 of the US$ 1,113,400 outstanding related intercompany loan balance existing as of March 31, 2018.

20                       Earnings per share

	Three-month period ended		Nine-month period ended
	September 30, 2018	(Restated) September 30, 2017	September 30, 2018	(Restated) September 30, 2017
Net income attributable to NEXA’s shareholders	7,359	69,695	22,007	114,667
Weighted average number of outstanding common shares (thousands)	133,320	112,821	133,320	112,821
Earnings per share in US dollars - basic and diluted	0.06	0.62	0.17	1.02

The Company has no dilutive effect, therefore, basic and diluted earnings per share are the same.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

21                       Information by business segment and geographic area

Segment information is reported in accordance with IFRS 8 — “Operating Segments”, and the information presented to the Board of Directors (“Directors”) and CEO on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments, non-recurring effects, transfer pricing adjustments, and revenues or expenses not allocated to a specific segment.

For NEXA BR (Mining segment), results from operations reflect zinc concentrates production in the Vazante and Morro Agudo mines in Brazil that is transferred at cost to the Três Marias smelter. As a result, zinc concentrates production from our Vazante and Morro Agudo mines has its margin embedded in the Três Marias smelter financial results. In order to evaluate the performance of our Mining and Smelting segments, the Company prepares an internal calculation based on transfer-pricing adjustments which is determined based in arm’s length principles and benchmarks.

(a)                      Revenue and cost of sale by segment

	Three-month period ended September 30, 2018
	Mining	Smelting	Elimination	Adjustment(i)	Total
Revenues from external customers	109,902	483,006	—	2,175	595,083
Intersegment (sales or transfer)	139,736	—	(139,736)	—	—
Revenues	249,638	483,006	(139,736)	2,175	595,083

Cost of sales	(157,041)	(444,093)	139,736	(26,656)	(488,055)
Gross Profit	92,597	38,913	—	(24,481)	107,028

	Three-month period ended September 30, 2017
	Mining	Smelting	Elimination	Adjustment(i)	Total
Revenues from external customers	122,844	499,105	—	3,856	625,805
Intersegment (sales or transfer)	184,000	—	(184,000)	—	—
Revenues	306,844	499,105	(184,000)	3,856	625,805

Cost of sales	(148,342)	(459,804)	184,000	(23,652)	(447,798)
Gross Profit	158,502	39,301	—	(19,796)	178,007

	Nine-month period ended September 30, 2018
	Mining	Smelting	Elimination	Adjustment(i)	Total
Revenues from external customers	345,843	1,560,528	—	1,417	1,907,788
Intersegment (sales or transfer)	532,360	—	(532,360)	—	—
Revenues	878,203	1,560,528	(532,360)	1,417	1,907,788

Cost of sales	(451,314)	(1,440,318)	532,360	(88,059)	(1,447,331)
Gross Profit	426,889	120,210	—	(86,642)	460,457

	Nine-month period ended September 30, 2017
	Mining	Smelting	Elimination	Adjustment(i)	Total
Revenues from external customers	350,872	1,387,748	—	7,885	1,746,505
Intersegment (sales or transfer)	487,634	—	(487,634)	—	—
Revenues	838,506	1,387,748	(487,634)	7,885	1,746,505

Cost of sales	(443,914)	(1,245,292)	487,634	(83,014)	(1,284,586)
Gross Profit	394,592	142,456	—	(75,129)	461,919

(i)         The column “Adjustment” represents the residual component of revenue and cost of sales either not pertaining to the Mining or Smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment, such as revenues from sales of concentrate in the Smelting segment, purchase price allocation and amortization of the fair value adjustments which were recognized upon the acquisition of NEXA PERU, employee compensations related to production performance results and fair value hedge from other operating expenses.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

In the three-month period ended September 30, 2018, the Mining segment recognized the total amount of US$ 69,740 (September 30, 2017: US$ 74,174) and in the nine-month period ended September 30, 2018 the total amount of US$ 240,294 (September 30, 2017: US$ 190,466) related to transfer-pricing adjustment.

Also, for the three-month period ended September 30, 2018 the total amount recognized as intersegment elimination was US$ 69,966 (September 30, 2017: US$ 109,826) and in the nine-month period ended September 30, 2018 the total amount of US$ 292,066 (September 30, 2017: US$ 297,168), totaled in the elimination column.

The table below shows the composition of the revenue from external customer adjustments according to their nature:

	Three-month period ended		Nine-month period ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Sales of concentrate from smelting segment	—	3,546	—	8,002
Other	2,175	310	1,417	(117)
Total Adjustment on revenue from external customer	2,175	3,856	1,417	7,885

The table below shows the composition of the cost of products sold adjustments according to their nature:

	Three-month period ended		Nine-month period ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Amortization of purchase price allocation of Milpo	(21,441)	(19,397)	(66,061)	(58,190)
Fair Value Hedge — mismatches of quotation period	(3,255)	6,349	(6,549)	(5,194)
Employee compensation - Production performance	(1,450)	(8,228)	(13,077)	(19,784)
Cost of concentrate sold by Smelting segment	—	(3,037)	—	(6,066)
Other	(510)	662	(2,372)	6,219
Total adjustment on cost of sales	(26,656)	(23,651)	(88,059)	(83,015)

(b)                       Adjusted EBITDA

The Directors and CEO evaluate the performance of the operating segments based on adjusted EBITDA. The presentation of adjusted EBITDA and its reconciliation to net income for the periods noted below:

	Three-month period ended		Nine-month period ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Mining	65,088	127,523	342,000	338,550
Smelting	56,952	40,860	133,544	121,232
Segment Results	122,040	168,383	475,544	459,782

Other (i)	(2,264)	(7,078)	(1,598)	(14,731)
Adjusted EBITDA	119,776	161,305	473,946	445,051

Extraordinary items:
Gains on sales of investments		(394)	348	4,588
Impairment of other assets	44		44
EBITDA	119,820	160,911	474,338	449,639

Share in the results of associates	—	—	—	(10)
Depreciation and amortization	(66,596)	(65,160)	(205,195)	(200,350)
Net financial results	(44,336)	25,767	(225,720)	(40,143)
Income tax	(1,973)	(40,529)	(9,080)	(67,848)
Net income for the period	6,915	80,989	34,343	141,288

(i) The line item “Other” represents the residual component of Adjusted EBITDA either not pertaining to the Mining or Smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(c)                        Information by geographic area

The Company has operations in Brazil and Peru with trading activities in Luxembourg and the United States. The revenue by geographical areas is determined by the location of our customers and is presented as follows:

	Three-month period ended		Nine-month period ended
	September 30, 2018	(Revised) September 30, 2017	September 30, 2018	(Revised) September 30, 2017
Peru	144,483	134,819	525,425	467,746
Brazil	155,480	258,860	515,438	546,545
Other	295,120	232,126	866,925	732,214
	595,083	625,805	1,907,788	1,746,505

The following tables shows the Company’s revenue by origin of the Company products, considering the allocation of revenues from our trading entities to Brazil and Peru, as applicable, net of the elimination of intersegment transactions between our subsidiaries.

	Three-month period ended		Nine-month period ended
	September 30, 2018	(Revised) September 30, 2017	September 30, 2018	(Revised) September 30, 2017
Brazil	237,556	267,997	752,449	727,899
Peru	357,527	357,808	1,155,339	1,018,606
	595,083	625,805	1,907,788	1,746,505

The following table shows the total of property, plant and equipment and intangible assets by country.

	September 30, 2018	December 31, 2017
Brazil	911,349	1,025,291
Peru	2,687,668	2,792,285
Other	465	1,657
	3,599,482	3,819,233
Property, plant and equipment	1,843,544	1,996,514
Intangible assets	1,755,938	1,822,719
	3,599,482	3,819,233

22                        Events after the reporting period

(i)                          Approval of the construction of the Aripuanã project

On October 19, 2018, after the conclusion of the feasibility study and detailed analysis by the Company’s management, the Board of Directors approved the start-up of construction of the Aripuanã project, an underground polymetallic mine and concentrate processing facility in the state of Mato Grosso, Brazil.

The Aripuanã project is expected to be operational by the beginning of 2021, with total investment estimated at approximately US$ 392 million. The Company owns a 70% stake in the Aripuanã project through its subsidiaries.